Amendment No. 2 to Servicing Agreement
between
Pacific Life & Annuity Company
and
Lazard Asset Management Securities LLC

Pacific Life & Annuity Company and Lazard Asset Management Securities LLC (“Distributor”), have previously entered into a Servicing Agreement dated April 5, 2007, as amended (the “Agreement”).  The parties now desire to amend the Agreement by this amendment (the “Amendment”).

Except as modified hereby, all other terms and conditions of the Agreement shall remain in full force and effect.  Unless otherwise indicated, the terms defined in the Agreement shall have the same meaning in this Amendment.

A M E N D M E N T

For good and valuable consideration, the receipt of which is hereby acknowledged, the parties agree to amend the Agreement as follows:

1.                                      The following shall be added as a new paragraph to the section entitled “Fees” in the Agreement:

“We understand that any fees payable to us under the Agreement, other than those fees indirectly payable to us pursuant to the 12b-1 Plan, shall be the sole responsibility of Lazard Asset Management LLC (“LAM”) and none of Distributor, the Fund or any of their affiliates (other than LAM) shall have any responsibility or liability for payment of such fees.  We also understand that the Distributor shall solely be responsible for payment to us of fees indirectly payable pursuant to the Plan, and none of LAM, the Fund or any of their affiliates (other than the Distributor) shall have any responsibility or liability for the payment of such fees.  LAM hereby is made a party to the Agreement for the sole purpose set forth in this section.”

2.                                      Schedule A of the Agreement is deleted and replaced in its entirety with the Schedule A attached hereto.

3.                                      The changes set forth herein shall be effective as of May 1, 2018.

Counterparts. This Amendment may be executed in any number of counterparts, each of which shall be deemed to be an original, and all of which taken together shall constitute one and the same Amendment.

IN WITNESS WHEREOF, the undersigned has caused this Amendment to be executed as of April 1, 2018.

PACIFIC LIFE & ANNUITY COMPANY
for itself and on behalf of the Separate Accounts

By:	/s/ Jose T. Miscolta
Name: Jose T. Miscolta
Title: Assistance Vice President

Attest:	/s/ Brandon J. Cage
Name:	Brandon J. Cage, Assistant Secretary

Accepted:

LAZARD ASSET MANAGEMENT SECURITIES LLC

By:	/s/ Nathan A. Paul
Name: Nathan A. Paul
Title: President

Attest:	/s/

LAZARD ASSET MANAGEMENT LLC (solely for the purposes set forth in the “Fees” section of the Agreement)

By:	/s/ Nathan A. Paul
Name: Nathan A. Paul
Title: Chief Business Officer

Attest:	/s/

SCHEDULE A

Service Shares

Name of Portfolio	Annual Percentage Rate*
LAZARD US STRATEGIC EQUITY PORTFOLIO	% on assets up to $150 MM
LAZARD RETIREMENT GLOBAL DYNAMIC MULTI-ASSET PORTFOLIO	% thereafter
LAZARD RETIREMENT INTERNATIONAL EQUITY PORTFOLIO

*            This Agreement is in connection with the 12b-1 Plan.  We understand that the Board will review, at least quarterly, a written report of the amounts expended pursuant to this Agreement and the purposes for which such expenditures were made.  In connection with such reviews, we will furnish you or your designees with such information or reports as you or they may reasonably request, which reports shall be accurate and complete.

Investor Shares

Name of Portfolio	Annual Percentage Rate
N/A

Separate Accounts

All Insurance Company Separate Accounts using any of the Fund’s Portfolios.

Contracts

All Contracts funded by the Separate Accounts that utilize any of the Fund’s Portfolios.